Deutsche Bank

Registration Statement No. 333-226421
Dated September 10, 2020; Rule 433
Page 1

Global Markets

FIXED-TO-FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE SEPTEMBER 2024
ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

Terms and Conditions *Thursday, September 10, 2020*



Final Terms of the Notes

Relating to Preliminary Pricing Supplement No. 3118 dated September 10, 2020 (the "Preliminary Pricing Supplement"). Capitalized terms used but not defined herein are defined as set forth in the Preliminary Pricing Supplement.

Issuer	Deutsche Bank AG New York Branch
Issuer's Long-term Senior Non-Preferred Unsecured Rating	Baa3 (Moody's); BBB- (S&P); BBB (Fitch)
Form of Debt	Eligible Liabilities Senior Notes (Senior non-preferred)
Nominal Amount	USD 1,750,000,000
Trade Date	September 10, 2020
Issue Date	September 18, 2020
Reset Date	September 18, 2023
Maturity Date	September 18, 2024
Fixed Rate	From, and including, the Settlement Date to, but excluding the Reset Date (the "Fixed Rate Period"), the notes will bear interest at 2.222% per annum, payable semi-annually in arrears on each Interest Payment Date, based on a 30/360 day count convention.
Floating Rate	From, and including, the Reset Date to, but excluding the Maturity Date (the "Floating Rate Period"), the notes will bear interest equal to Compounded SOFR *plus* the Spread, payable quarterly in arrears on each Interest Payment Date, based on an Actual/360 day count convention. In no case will the amount payable on any Interest Payment Date be less than zero.
Compounded SOFR	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described in the Preliminary Pricing Supplement under "Description of the Notes—Compounded SOFR." For purposes of calculating Compounded SOFR with respect to the final Interest Period, the daily SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date will be the daily SOFR in respect of such Rate Cut-Off Date.
Spread	2.159%
Reoffer Price	100%
Fees	0.225%
Day Count Basis	During the Fixed Rate Period, 30/360 During the Floating Rate Period, Actual/360
Interest Periods	With respect to the Fixed Rate Period, each period from, and including, an Interest Payment Date (or the Settlement Date in the case of the first Interest Period during the Fixed Rate Period) to, but excluding, the following Interest Payment Date (or the Reset Date in the case of the final Interest Period during the Fixed Rate Period). With respect to the Floating Rate Period, each period from, and including, an Interest Period End Date (or the Reset Date in the case of the first Interest Period during the Floating Rate Period) to, but excluding, the following Interest Period End Date (or the Maturity Date in the case of the final Interest Period during the Floating Rate Period).
Interest Period End Dates	With respect to the Floating Rate Period, March 18, June 18, September 18 and December 18 of each year, beginning on December 18, 2023 and ending on the Maturity Date; *provided that* if any scheduled Interest Period End Date (other than the Maturity Date) is not a Business Day, it will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Period End Date will be the immediately preceding Business Day. If the scheduled final Interest Period End Date (i.e., the Maturity Date) falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but interest on that payment will not accrue from and after the scheduled final Interest Period End Date.
Interest Payment Dates	With respect to the Fixed Rate Period, March 18 and September 18 of each year, beginning on March 18, 2021 and ending on the Reset Date; *provided* that if any scheduled Interest Payment Date is not a Business Day, the interest will be paid on the first following day that is a Business Day. Notwithstanding the foregoing, such interest will be paid with the full force and effect as if made on such scheduled Interest Payment Date, and no adjustment will be made to the amount of interest to be paid. With respect to the Floating Rate Period, the second Business Day following each Interest Period End Date; *provided* that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date.

Registration Statement No. 333-226421 Dated September 10, 2020; Rule 433 Page 2 FIXED - TO - FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE SEPTEMBER 2024 ELIGIBLE LIABILITIES SENIOR NOTES , SERIES D Terms and Conditions Thursday, September 10, 2020 Global Markets Final Terms of the Notes Rate Cut - Off Date Early Redemption U.S. Government Securities Business Day Business Day Listing Denominations ISIN CUSIP Lead Manager Joint Lead Managers Co - managers Settlement Calculation Agent Documentation Eligible Liabilities Terms Resolution Measures : : The date that is the second U.S. Government Securities Business Day prior to the Maturity Date : We have the right to redeem the notes in whole, but not in part, at 100% of the Principal Amount together with any accrued but unpaid interest on the Reset Date by giving not less than 5 Business Days’ prior notice, subject to regulatory approval if then required under applicable law. If the scheduled Reset Date is not a Business Day, it will be postponed to the following Business Day. : Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities. : New York and TARGET2 : None : Minimum denominations of USD 150,000 and integral multiples of USD 1,000 in excess thereof : US251526CC16 : 251526 CC1 : Deutsche Bank Securities Inc. : BBVA Securities Inc., Citigroup Global Markets Inc., TD Securities (USA) LLC, Barclays Capital Inc., Santander Investment Securities Inc., Citizens Capital Markets, Inc., Credit Agricole Securities (USA) Inc., Intesa Sanpaolo S.p.A., Regions Securities LLC, SMBC Nikko Securities America, Inc., UBS Securities LLC, UniCredit Capital Markets LLC Intesa Sanpaolo S.p.A. is not a U.S. registered broker - dealer and it will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker - dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). : Academy Securities, Inc., AmeriVet Securities, Inc., Bancroft Capital LLC, Capital Institutional Services, Inc., Mischler Financial Group, Inc. : DTC and Euroclear/Clearstream : Deutsche Bank AG, London Branch : SEC Registered : Waiver of right to set - off; no events of default; repurchase prior to maturity subject to regulatory approval if then required under applicable law; recognition of applicable resolution measures Holders of notes will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. Please see “Resolution Measures and Deemed Agreement” below for more information. Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus . • Preliminary pricing supplement dated September 10, 2020 : https://www.sec.gov/Archives/edgar/data/115950 8/00009 50103200176 7 8/dp136338_424b2 - ts3118.htm • Prospectus supplement dated August 20, 2018 : https://www.sec.gov/Archives/edgar/data/115950 8/00009 50103180098 1 4/dp94665_424b2 - prosupsd.htm • Prospectus dated August 20, 2018 : https://www.sec.gov/Archi ve s/edgar/data/1159508/00 0119 312518252721/d567315d424 b 21.pdf Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll - free 1 - 800 - 503 - 4611.